Exhibit 2

NOTICE TO MARKET

São José dos Campos, São Paulo, Brazil, December 19, 2006 - Embraer (Bovespa: EMBR3; NYSE: ERJ)  In accordance with Embraer—Empresa Brasileira de Aeronáutica S.A.’s stock option plan for its management and employees, including those of its subsidiaries, which was approved at Embraer’s special shareholders’ meeting held on April 17, 1998, Embraer hereby informs its shareholders that, based on item 7.1(a) of the stock option plan, holders of stock options representing 130,000 common shares of Embraer decided to exercise such options on December 19, 2006.  As a result, Embraer’s capital was increased by R$1,110,200.00 being paid-in in cash or by means of the conversion of credits held by the holders of the stock options against Embraer.

Embraer’s capital was therefore increased from R$4,781,735,363.72 to R$4,782,845,563.72, consisting of a total of 739,903,914 common shares without par value, including one of a special class.

This capital increase will be ratified in the next meeting of Embraer’s Board of Directors and the amendment to article 6 of Embraer’s bylaws will be approved in the next special shareholders’ meeting.

The common shares issued as a result of the exercise of the stock options will, as of December 19, 2006, have the same characteristics and conditions as the outstanding common shares and will also be entitled to the integral rights and advantages established in Embraer’s bylaws for its common shares.

The common shares issued as a result of the exercise of the stock options are not entitled to the interest on shareholders’ equity approved by Embraer’s Board of Director meeting held on December 8, 2006 that will be paid starting on January 12, 2007.

Antonio Luiz Pizarro Manso
Executive Vice- President
Corporate &CFO